Exhibit 99.(n)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Financial Statements” in the Statement of Additional Information, each dated January 28, 2022, and each included in this Post-Effective Amendment No. 1 to the Registration Statement (Form N-2, File No. 333-239925) of CPG Cooper Square International Equity, LLC (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated November 26, 2021, with respect to the financial statements and financial highlights of CPG Cooper Square International Equity, LLC included in the Annual Report to Unit Holders (Form N-CSR) for the period ended September 30, 2021, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

January 28, 2022